| OMB APPROVAL |
| --- |
| OMB Number: 3235-0362 |
| Expires: January 31, 2005 |
| Estimated average burden hours per response...1.0 |

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549

# FORM 5

### ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940**

☒ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

---

**1. Name and Address of Reporting Person***

Leech, Lowell W.
*(Last) (First) (Middle)*

2319 Westwind Drive
*(Street)*

Sandusky, OH 44870
*(City)     (State)     (Zip)*

**2. Issuer Name and Ticker or Trading Symbol**

First Citizens Banc Corp (FCZA)

**4. Statement for Month/Year**

1/2003

**6. Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)*

☐ Director     ☐ 10% Owner

☐ Officer *(give title below)*

☒ Other *(specify below)*

No longer a director

**3. I.R.S. Identification Number of Reporting Person, if an entity** *(Voluntary)*

**5. If Amendment, Date of Original** *(Month/Year)*

**7. Individual or Joint/Group Reporting** *(Check Applicable Line)*

☒ Form filed by One Reporting Person

☐ Form filed by More than One Reporting Person

---

\*    If the form is filed by more than one reporting person, see instruction 4(b)(v).

## Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security *(Instr. 3)* | 2. Transaction Date *(Month/Day/Year)* | 2A. Deemed Execution Date, if any *(Month/Day/Year)* | 3. Transaction Code *(Instr. 8)* | 4. Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)* | | | 5. Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year *(Instr. 3 and 4)* | 6. Ownership Form: Direct (D) or Indirect (I) *(Instr. 4)* | 7. Nature of Indirect Beneficial Ownership *(Instr. 4)* |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Amount | (A) or (D) | Price | | | |
| Common | | | | | | | 10,800 | D | |
| Common | | | | | | | 13,480 | I | IRA with spouse |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | | |

Page 2

## Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
## (*e.g.*, puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security *(Instr. 3)* | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date *(Month/Day/Year)* | 3A. Deemed Execution Date, if any *(Month/Day/Year)* | 4. Transaction Code *(Instr. 8)* | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)* | |
|---|---|---|---|---|---|---|
| | | | | | (A) | (D) |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

## Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
### (*e.g.*, puts, calls, warrants, options, convertible securities)

| 6. Date Exercisable and Expiration Date *(Month/Day/Year)* | | 7. Title and Amount of Underlying Securities *(Instr. 3 and 4)* | | 8. Price of Derivative Security *(Instr. 5)* | 9. Number of Derivative Securities Beneficially Owned at End of Year *(Instr. 4)* | 10. Ownership of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)* | 11. Nature of Indirect Beneficial Ownership *(Instr. 4)* |
|---|---|---|---|---|---|---|---|
| Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |

**Explanation of Responses:**

| | |
|---|---|
| /s/ Lowell W. Leech | 1/10/2003 |
| **Signature of Reporting Person | Date |

---

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, *see* Instruction 6 for procedure.